UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-42409

Pony AI Inc.
(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District
Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

We made an announcement dated November 11, 2025 with The Stock Exchange of Hong Kong Limited in relation to the date of meeting of our board of directors. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: November 12, 2025	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer

Exhibit Index

99.1	Announcement - Date of Board Meetings